Black Momma Tea & Cafe, Inc.
Statement of Cash Flows
August 2017 through July 2018

	Aug '17 - Jul 18
OPERATING ACTIVITIES	
Net Income	-36,378.35
Net cash provided by Operating Activities	-36,378.35
INVESTING ACTIVITIES	
Furniture and Equipment	-5,136.71
Organizational Costs	-395.00
Security Deposits Asset	-125.00
Net cash provided by Investing Activities	-5,656.71
FINANCING ACTIVITIES	394,985.73
Net cash increase for period	352,950.67
Cash at end of period	**352,950.67**